                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 SCHEDULE 14D-1
                                (Amendment No. 3)
                                 Final Amendment

               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                    SCOTTSDALE LAND TRUST LIMITED PARTNERSHIP
                            (Name of Subject Company)

                             SV FAIRFIELD II, L.L.C.
                            SCG INVESTORS II, L.L.C.
                                    (Bidders)

                     ASSIGNED LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                    400749107
                      (CUSIP Number of Class of Securities)

                              JUDITH D. FRYER, ESQ.
                           GREENBERG, TRAURIG, HOFFMAN
                             LIPOFF, ROSEN & QUENTEL
                              153 EAST 53RD STREET
                            NEW YORK, NEW YORK 10022
                                 (212) 801-9200
           (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications on Behalf of Bidder)

                            CALCULATION OF FILING FEE

================================================================================
TRANSACTION VALUATION(*)                                   AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
$9,000,000                                                               $1,800
 ---------                                                                -----
================================================================================

(*) For purposes of calculating the filing fee only. This amount assumes the purchase of 22,500 units of Assigned Limited Partnership Interests ("Units") of the subject company at $400 in cash per Unit.

/X/ CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:                                                  $1,800

Filing Party:                                           SV Fairfield II, L.L.C.

Form or Registration No.:              Tender Offer Statement on Schedule 14D-1

Date Filed:                                                   November 22, 1996

                        (CONTINUED ON FOLLOWING PAGE(S))

                              (Page 1 of 5 pages)

                            (There are no exhibits)

CUSIP NO.    400749107               14D-1                    PAGE 2 OF 5 PAGES



(1)    Names of Reporting Persons      SV FAIRFIELD II, L.L.C.

       S.S. or I.R.S. Identification Nos. of Above Persons    06-1439119

(2)    Check the Appropriate Box if a Member of a Group        (a)   / /
                                                               (b)   / /

(3)    SEC Use Only _____________________________________________________

(4)    Source of Funds     AF;WC

(5)    Check Box if Disclosure of Legal Proceedings is Required Pursuant
       to Items 2(e) or 2(f)                                        / /

(6)    Citizenship or Place of Organization         CONNECTICUT

(7)    Aggregate Amount Beneficially Owned by Each Reporting
       Person        0 UNITS

(8)    Check if the Aggregate Amount in Row (7) Excludes Certain Shares  / /

(9)    Percent of Class Represented by Amount in Row (7)        0.0%

(10)   Type of Reporting Person       OO

                              (Page 2 of 5 pages)

                            (There are no exhibits)

CUSIP NO.    400749107               14D-1                    PAGE 3 OF 5 PAGES

(1)    Names of Reporting Persons         SCG INVESTORS II, L.L.C.

       S.S. or I.R.S. Identification Nos. of Above Persons     06-1461827

(2)    Check the Appropriate Box if a Member of a Group        (a)   / /
                                                               (b)   / /

(3)    SEC Use Only ____________________________________________________

(4)    Source of Funds      AF;WC

(5)    Check Box if Disclosure of Legal Proceedings is Required Pursuant
       to Items 2(e) or 2(f)                                        / /

(6)    Citizenship or Place of Organization     CONNECTICUT

(7)    Aggregate Amount Beneficially Owned by Each Reporting
       Person     0 UNITS

(8)    Check if the Aggregate Amount in Row (7) Excludes Certain Shares  / /

(9)    Percent of Class Represented by Amount in Row (7)      0.0%

(10)   Type of Reporting Person   OO

                              (Page 3 of 5 pages)

                             (There are no exhibts)

           AMENDMENT NO. 2 TO TENDER OFFER STATEMENT ON SCHEDULE 14D-1

                  This Amendment No. 3 (Final Amendment) amends Items 4 and 6 of the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission") on November 22, 1996 by SV Fairfield II, L.L.C. (the "Purchaser"), as amended by Amendments No. 1 and 2 thereto filed with the Commission on December 18, 1996 and December 20, 1996, respectively (the "Schedule 14D-1"), relating to a tender offer by the Purchaser for up to 22,500 units of assigned limited partnership interests (the "Units") of Scottsdale Land Trust Limited Partnership, a Delaware limited partnership (the "Partnership"), at a purchase price of $400 per Unit, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 22, 1996, of the Purchaser, as amended on December 18, 1996 (the "Offer to Purchase"), and in the related Assignment of Limited Partnership Units (which together constitute the "Offer"), to include the information set forth below. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-1 and the Offer to Purchase.


ITEM 4.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Item 4(a) is hereby supplemented and amended as follows:

                  "The total amount of funds required by the Purchaser to purchase 342 Units accepted for payment pursuant to the Offer, excluding related fees and expenses, is $136,800. The Purchaser obtained such funds from a capital contribution by Starwood Opportunity Fund IV, L.P., a recently-formed Delaware limited partnership and a member of the Purchaser, which subscribed for 99.5% of the Purchaser's interests."


ITEM 6.           INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

                  Item 6(a) and (b) is hereby supplemented and amended as follows:

                  "The Offer expired at 12:00 Midnight, New York City time, on Friday, January 10, 1997. Based on information provided by The Herman Group, Inc., the Information Agent/Depositary for the Offer, as of 12:00 Midnight, New York City time, on Friday, January 10, 1997, the Purchaser accepted for payment 342 Units, constituting approximately .68% of the outstanding Units."

                              (Page 4 of 5 pages)

                            (There are no exhibits)

                                   SIGNATURES

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 23, 1997             SV FAIRFIELD II, L.L.C.
                                       (BIDDER)

                                       By: SCG INVESTORS II, L.L.C.
                                           (Managing Member)


                                       By: /s/ Barry S. Sternlicht
                                           ------------------------------------
                                           Barry S. Sternlicht, Managing Member


                                       SCG INVESTORS II, L.L.C.
                                       (BIDDER)

                                       By: /s/ Barry S. Sternlicht
                                           ------------------------------------
                                           Barry S. Sternlicht, Managing Member

                              (Page 5 of 5 pages)

                            (There are no exhibits)